Exhibit 12(b)


                      Entergy Gulf States, Inc.
       Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                           1992      1993      1994      1995      1996      1997

Fixed charges, as defined:
  Total Interest charges                                                   248,416   210,599   204,134   200,224   193,890   180,073
  Interest applicable to rentals                                            23,759    23,455    21,539    16,648    14,887    15,747
                                                                          ----------------------------------------------------------
Total fixed charges, as defined                                            272,175   234,054   225,673   216,872   208,777   195,820

Preferred dividends, as defined (a)                                         69,617    65,299    52,210    44,651    48,690    30,028
                                                                          ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined                $341,792  $299,353  $277,883  $261,523  $257,467  $225,848
                                                                          ==========================================================
Earnings as defined:

 Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes                             $139,413   $69,462  ($82,755) $122,919   ($3,887)   59,976
  Add:
    Income Taxes                                                            55,860    58,016   (62,086)   63,244   102,091    22,402
    Fixed charges as above                                                 272,175   234,054   225,673   216,872   208,777   195,820
                                                                          ----------------------------------------------------------
Total earnings, as defined (b)                                            $467,448  $361,532   $80,832  $403,035  $306,981  $278,198
                                                                          ==========================================================
Ratio of earnings to fixed charges, as defined                                1.72      1.54      0.36      1.86      1.47      1.42
                                                                          ==========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                              1.37      1.21      0.29      1.54      1.19      1.23
                                                                          ==========================================================
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b)  Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.
